SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

 FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

TRINITY BIOTECH PLC

(Name of Registrant)

IDA Business Park

Bray, Co. Wicklow, Ireland

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

 EXPLANATORY NOTE

On August 17, 2026, the Company announced that its subsidiary, Trinovium and Echelon Data Centres have agreed to collaborate to advance liquid cooling systems for AI infrastructure. A copy of the press release is being furnished herewith as Exhibit 99.1.

EXHIBIT INDEX

Exhibit Description

99.1 Trinity Biotech’s Trinovium Subsidiary Agrees to Collaborate with Echelon Data Centres to Develop Advanced Liquid Cooling Solutions for AI Infrastructure

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINITY BIOTECH PLC
Trinity Biotech plc
(Registrant)

By:	/s/ Paul Murphy
Paul Murphy
Interim Chief Financial Officer

Date:  August 17, 2026